SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
________________________

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

February 19, 2013

Commission File Number: 001-32618

Ituran Location and Control Ltd.
(Exact name of Registrant as specified in its Charter)
________________________

3 Hashikma Street, Azour 58001, Israel
(Address of Registrant’s principal executive offices)
________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
Yes ☐ No ☒
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______

Explanatory Note

This Amendment No. 1 on Form 6-K/A to the Report on Form 6-K furnished to the Securities and Exchange Commission earlier today on February 19, 2013 (the "6-K") is being furnished solely for the purpose of amending an inadvertent clerical error in the consolidate of income in Q4 2012. Other than such amendment, this Form 6 K/A does not amend, update or restate any information set forth in the 6-K.

The following document is attach hereto and incorporated by reference herein:

Exhibit 99.1 Press release, dated February 19, 2013 titled "Ituran Location & Control Reports Q4 and full year of 2012 Results"

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ITURAN LOCATION & CONTROL LTD.
(Registrant)
By:	/s/ Eyal Sheratzky
Name: Eyal Sheratzky
Title: Co-Chief Executive Officer

Date: February 19, 2013